Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Provides Estimates of Certain Key Financial Data for the Second Quarter of 2007
—Gross Margin Increased From 19.76% for the Same Period in 2006 to 31.19%
     HUIZHOU, China, Sept. 5 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today provides estimates, of certain key financial data of the Group for the second quarter of 2007(Q2) ahead of the release of the Q2 income statement, which will include information about earnings per share.

	2006 second	2007 second	2007 second
	quarter	quarter	quarter
	RMB '000	RMB '000	USD '000
Net sales	740,229	1,001,094	131,515
Cost of goods sold	(593,944)	(688,897)	(90,501)
Gross profit	146,286	312,198	41,014
Operating expenses	(40,575)	(75,173)	(9,876)
Income from operations	105,711	237,024	31,138
Mr. Wu Rui Lin, Chairman of XING, said, “We are very glad to see all the significant achievements made by both of our two major operating subsidiaries.”
Dr. David Li, Chief Executive Officer of CEC Telecom Co., Ltd. (CECT), a major operating subsidiary of XING engaged in the mobile phone handset business in China under the ‘CECT’ brand, said, “CECT has been able to successfully continue its track record of developing new mobile phones that offer differentiated features that specifically cater to the demands of end customers in China. CECT more than doubled the number of handset units that were sold in the same quarter last year, mainly due to the increase in sales volume of its C1000-series handsets. The sales volume of the original CECT- branded C1000 model that was released in November 2006 continues to increase; CECT almost sold as many units of the C1000 in the second quarter as it did for its entire product line in the first quarter. The release of new upgraded versions, including the C1000+, which offers password protection and a sleek new design, and the C2000, which adds multimedia functions such as MP3 and MP4 players, and a digital camera, are now accelerating CECT’s strong performance.”
Mr. Wu Zhi Zhong, CEO of XING’s a other operating subsidiary, said, “ Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI) is also experiencing significant growth. For its mobile phone business, HZQXCI has substantially completed the transition of the product portfolio from full range to lower-end and the related adjustments in research and development and in the distribution network. A number of new models of COSUN-branded mobile handsets have recently been launched. They included the T2188 model, of which orders for 300,000 units have been already been received.”
2Q Financial Review of the Operations
Net sales increased RMB260.9 million from RMB740.2 million for the second quarter of 2006 to RMB 1,001.1 million for the second quarter of 2007. The increase was mainly attributable to the sale of CECT-branded mobile phone handsets.

Revenues for the sale of CECT-branded handsets were RMB844 million (US$111 million) in the second quarter of 2007, an increase of 33.3% from RMB633 million in the second quarter of 2006, primarily due to higher handset shipments.
Shipments of CECT-branded handsets in the second quarter of 2007 were 1,055,000 units, an increase of 114.2% compared to 492,000 units in the second quarter of 2006. The growth in handset shipments in the second quarter of 2007 was primarily due to the increase in the sales volume of the C1000, an ultra- long standby handset model, achieving 610,000 in unit sales in the second quarter of 2007. Additionally, the C1000+ and C2000, which are both upgraded models based on the C1000, were both launched in May 2007 and sold approximately 260,000 units in May and June 2007. Older handset models, such as the IP1000, A1000 and others continue to maintain a stable sales volume.
Gross profit increased RMB165.9 million from RMB146.3 million for the second quarter of 2006 to RMB312.2 million for the second quarter of 2007. The increase was mainly attributable to the gross profit contribution from the sale of CECT-branded mobile phone handsets.
Gross profit for CECT-branded handsets was RMB283 million (US$37.2 million) in the second quarter of 2007, or 33.5% of revenues, which was an increase from a gross profit of RMB115 million, or 18.2% of revenues in the second quarter of 2006.
The increase in gross profit and the improvement in gross margin were primarily due to the increase in sales of higher-margin handset products. In addition, the sale of the new CECT-branded C2000 model handsets through a new TV infomercial arrangement also contributed to the increase in the Company’s gross profit. Under this new arrangement, the Company sells its handsets to the infomercial company at a higher price, but in return, the Company bears the airtime and logistics costs.
Included in the operating expenses were share-based compensation of RMB15.6 million (USD2.1 million) and amortization of acquired intangible assets of RMB6.3 million (USD0.8 million).
Share-based compensation related to XING’s subsidiary Qiao Xing Mobile Communication Co., Ltd., (QXMC) which holds a majority stake in CECT. Management is still in the process of assessing the value of ordinary shares that were valued by an independent appraiser for the purpose of determining the share-based compensation expenses associated with the share options to purchase shares of QXMC that were granted on March 19, 2007 by QXMC and which remain unexercised as of June 30, 2007. Given the preliminary nature of the estimates, the actual share-based compensation expenses for the second quarter of 2007 may be materially different from management’s current expectations.
Amortization of intangible assets related to the intangible assets of CECT acquired in the acquisition of 65% equity interest in CECT by QXMC on February 8, 2003 and the acquisition of 20% equity interest in QXMC by XING on November 30, 2006.

Recent Development and Outlook
Encouraged by the success of direct sales via infomercials as a new distribution channel, CECT, a major subsidiary of the Company in the mobile phone handset business, recently signed an agreement with Bei Dou Communication and Equipment Company Limited to gain access to the largest Internet sales platform for mobile phones in China. CECT is also looking forward to the launch of several new innovative products. These include the
BT-30 that features a built-in analog TV, which will allow users to access TV anywhere and is expected to see great demand ahead of the 2008 Olympic Games in China. Overall, CECT’s ultra-long standby models still uniquely position itself in the domestic market. We believe that CECT’s basic ultra-long standby phones, along with newer models with upgraded features, will remain a key driver of CECT’s growth in the coming quarters.
The Company believes that the second half of 2007 would see some growth in its subsidiary Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI)’s economy mobile phone handset business, following adjustments in HZQXCI’s mobile phone product portfolio and its related research and development and distribution network.
Driven by fast growth in exports, which has recently been at the pace of about 40% year-on-year, and more large-volume orders from telecommunication operators, XING’S indoor phone business is set to prosper in 2007. Recently, HZQXCI has finalized the arrangement to export indoor phones to one of the world’s largest telecommunication operators. The first shipments are expected to take place before the end of the third quarter of 2007.
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 5, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For further information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.